FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Enfield Oil Field Commences Production

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 24, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

July 24, 2006

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

Enfield Oil Field Commences Production

Today (July, 24th) Mitsui & Co., Ltd. (“Mitsui”) announces that the Enfield Oil Project, in which Mitsui’s wholly owned subsidiary, Mitsui E&P Australia Pty Ltd (“MEPAU”) owns a 40% interest, has successfully commenced production. The project’s design production capacity is approximately 100,000 barrels per day (MEPAU’s share: 40,000 barrels per day). Outlined below is the summary of the project;

Location	Permit Block WA-28-L in Offshore Northwestern Australia
Production Facility	Floating Production Storage & Offloading Facility (FPSO) (Storage Capacity: Approx 900,000 barrels of oil)
Operator	Woodside Energy Ltd. (60% Share Holder)

In March 2004, MEPAU acquired its 40% interest in each of production license WA-28-L and exploration permit WA-271-P, which together contained three discovered but undeveloped oil fields: Enfield, Vincent and Laverda. Enfield was first discovered in 1999 and the Final Investment Decision was subsequently made in March 2004. The oil field was developed jointly with operator Woodside Energy Ltd., the largest oil and gas exploration and production company in Australia with a vast experience as an operator, and the commencement of production was successfully achieved on announced schedule.

As released by Mitsui on March 27, 2006, the Final Investment Decision of Vincent oil project has also been made on such date, and it is currently under development with production scheduled to commence in 2008.

Mitsui has placed the Oceania region as one of its core areas of the Exploration and Production business, due to the region’s political stability and competitive location making it a stable source of energy supply for Japan, and aims to pursue continuous development and production of natural resources in the future.

Attachment : Map of Permit Blocks

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Attachment : Map of Permit Blocks